DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

May 14, 2024

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File No. 333-278771

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Cantor Select Portfolios Trust (the “Registrant”) hereby files a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 17, 2024 (Accession No. 0001580642-24-002183).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in the City of Atlanta and State of Georgia on the 14th day of May 2024 by its attorney in fact pursuant to a power of attorney.

No fees are required in connection with this filing. If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle